Exhibit 21.01

SUBSIDIARIES OF GUILFORD PHARMACEUTICALS INC.

     Below is a list of direct and indirect subsidiaries of the Corporation. All subsidiaries are wholly-owned.

1.	GPI Holdings, Inc., a Delaware corporation

2.	Holabird Holdings N.V., a Netherlands corporation

3.	GPI Polymer Holdings, Inc., a Delaware corporation

4.	GPI NIL Holdings, Inc., a Delaware corporation

5.	GPI (Canada) Inc., a Delaware corporation

6.	Guilford Pharmaceuticals Canada Co., a Nova Scotian unlimited liability company

7.	Guilford Pharmaceuticals Ltd., an English corporation